FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 29, 2017

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES ADDITIONAL CHANGES TO
COMPENSATION POLICY INCLUDED ON AGENDA OF NOVEMBER 29,
2017 ANNUAL SHAREHOLDER MEETING AND POSTPONMENT OF
ANNUAL SHAREHOLDER MEETING TO DECEMBER 4, 2017

Netanya, Israel – November 29, 2017 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following the Company's notice of 2017 annual general meeting of shareholders scheduled to take place on November 29, 2017, in which the Company's shareholders will be asked to approve an amendment of the Company's compensation policy (the amended compensation policy was attached as Appendix A to the proxy statement of such meeting), the Company shall include in its amended compensation policy the following additional amendments:

(1) the increase of the prior year EBITDA threshold from 60% to 75%, as follows:  "Any payout of Annual Cash Bonuses for any year will be subject to an additional minimum requirement of achieving an annual EBITDA of not less than 75% of the Company's EBITDA for the previous year."

(2) the addition of a new requirement as follows:
"Total compensation cap. The Company's CEO's total annual compensation shall not exceed NIS 6 million, out of which the fixed element shall not exceed NIS 3 million. Each of the Company's other executive officers' total annual compensation shall not exceed NIS 3.6 million, out of which the fixed element shall not exceed NIS 1.8 million*.
* the value of equity-based awards refers to their value at the date of grant (in accordance with applicable accounting principles) per each vesting annum (calculated on a linear basis)."

Furthermore, the Company notes there was an omission in the description of the maximum payout for the Special Cash Bonus in the version of the Compensation Policy attached to the proxy statement. The correct description is as follows: "the greater of (a) 9 base salaries for our CEO and 7 base salaries for our other executive officers, or (b) 150% of the Target Bonus minus any Annual Cash Bonus payout for the relevant year."

There are no changes to the other items of the proxy statement.

The annual shareholders meeting is hereby postponed to December 4, 2017, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

For additional details, see the Company's most recent annual report for the year ended December 31, 2016 on Form 20-F dated March 20, 2017 under "-Item 6. Directors, senior management and employees – B. Compensation – Compensation policy" and the Company's current report on Form 6-K dated October 19, 2017 under "Item 4 – Amendment of the Company's Compensation Policy".

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.805 million cellular subscribers (as at September 30, 2017) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: November 29, 2017	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary